November 19, 2018

Via Edgar:

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, DC 20549

Re:	GSRX Industries Inc.
Form 10-Q for Fiscal Quarter Ended June 30, 2018
Filed October 25, 2018
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2018
Filed October 25, 2018
Response Dated October 25, 2018
File No. 333-141929

Dear Ms. Guobadia:

On behalf of GSRX Industries Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing staff of the U.S. Securities and Exchange Commission (the “Staff”) in connection with the above-referenced submission as set forth in the comment letter dated as of November 5, 2018. For ease of reference, the Staff’s comments are repeated below, and are followed by the Company’s responses in italics.

Form 10-Q for Fiscal Quarter Ended September 30, 2018

Notes to Consolidated Financial Statements

1. Nature of Operations, page 8

1.	We reviewed the revisions to your disclosure in response to comment 3. Please address the following:

●	You disclose in Note 1 that you acquired the legal rights, permits, licenses and assets of pre-qualified medical cannabis dispensaries. However, it appears the purchase prices were allocated entirely to licenses. Please tell us why the purchase prices were not allocated to other assets and/or liabilities acquired;

●	You disclose in note 6 that you acquired all of the assets relating to a retail cannabis business in Point Arena, Mendocino County, California for total cash consideration of $350,000, and that $309,300 of the purchase price was allocated to licenses. Please tell how you allocated the remaining purchase price to other assets or liabilities acquired;

●	Please tell us whether you accounted for the acquisitions as business combinations or asset purchases and the basis in GAAP for your accounting citing relevant authoritative literature; and

●	Finally, please provide the relevant disclosures regarding business combinations and/or acquisitions of assets as set forth in ASC 805.

Response:

●	You disclose in Note 1 that you acquired the legal rights, permits, licenses and assets of pre-qualified medical cannabis dispensaries. However, it appears the purchase prices were allocated entirely to licenses. Please tell us why the purchase prices were not allocated to other assets and/or liabilities acquired.

The Company respectfully acknowledges the Staff’s comment. The Company refers the Staff to the final purchase agreement, dated July 7, 2017, filed as Exhibit 10.1 to the Company’s Current report on Form 8-K filed on July 17, 2017. Pursuant to such agreement, the Company acquired the licenses and trivial assets pertaining to the dispensary locations, which comprised of leases and/or lease assignments with the owner of each dispensary location. This purchase related primarily to the licenses. The Company further advises the Staff that this purchase was not for the purchase of a business as that term is defined by the Securities and Exchange Commission (the “SEC”). Rather, the Company acquired a non-operating, pre-approved retail location which was not in operation. Therefore, the Company treated these as asset purchases and recorded the components at the cost agreed to by both parties.

In future filings, the Company will remove the term “business” to clarify that the Company did not acquire a business as that term is defined within the relevant SEC guidance set forth in Section 2010.2 of the SEC’s Financial Reporting Manual, Rules 3-05 and 11-01(d) of Regulation S-X, or ASC 805-10-55.

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●	You disclose in note 6 that you acquired all of the assets relating to a retail cannabis business in Point Arena, Mendocino County, California for total cash consideration of $350,000, and that $309,300 of the purchase price was allocated to licenses. Please tell how you allocated the remaining purchase price to other assets or liabilities acquired.

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company and the seller agreed to allocate the purchase price of $350,000 among the purchased assets for all purposes as agreed to by their respective accountants. The Company further advises the Staff that the purchase price was allocated as follows:

Type of Asset	Amount
Inventory	$31,000 (approximately
Lease Improvements	$7,000
POS system and iPad	$600
Safe and Vault	$1,000
Furniture & Scale	$1,000
Licenses	$309,300

Thus, $309,300 of the purchase price was allocated to licenses in accordance with the purchase price allocation as agreed to by the parties as set forth above.

In future filings, the Company will remove the term “business” to clarify that the Company did not acquire a business as that term is defined in GAAP or within the relevant SEC guidance set forth in Section 2010.2 of the SEC’s Financial Reporting Manual, Rules 3-05 and 11-01(d) of Regulation S-X, or ASC 805-10-55.

●	Please tell us whether you accounted for the acquisitions as business combinations or asset purchases and the basis in GAAP for your accounting citing relevant authoritative literature.

The Company respectfully advises the Staff that the acquisitions were accounted for as asset purchases and not as businesses. In future filings, the Company will remove the term “business” to clarify that the Company did not acquire a business as that term is defined in GAAP or within the relevant SEC guidance set forth in Section 2010.2 of the SEC’s Financial Reporting Manual, Rules 3-05 and 11-01(d) of Regulation S-X, or ASC 805-10-55.

●	Finally, please provide the relevant disclosures regarding business combinations and/or acquisitions of assets as set forth in ASC 805.

As noted above, the foregoing purchases were for assets, and not for a business. In future filings, the Company will remove the term “business” to clarify that the Company did not acquire a business as that term is defined within the relevant SEC guidance set forth in Section 2010.2 of the SEC’s Financial Reporting Manual, Rules 3-05 and 11-01(d) of Regulation S-X, or ASC 805-10-55.

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2. Summary of Significant Accounting Policies Inventory, page 10

2.	We reviewed the revisions to your disclosure in response to comment 5. Please disclose the basis of stating inventories and consider the disclosing the major classes of inventories in future filings. Refer to ASC 330-10-50-1 and paragraph 6 of Rule 5-02 of Regulation S-X. In addition, if substantial and unusual losses result from the application of the rule of lower of cost or net realizable value, please disclose the amount of such losses.

Response:

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will include similar disclosure language as follows:

Inventory is comprised of the following items:

	As of September 30, 2018	As of December 31, 2017
Raw materials	$-	$-
Work-in-Progress	-	-
Finished goods	839,807	-
Total	$839,807	$-

Finished goods consists of cannabis, such as flower, and cannabis-related products and accessories, such as packaged goods, edibles, creams, oils, pipes, bowls and cartridges.

Inventory is written down for any obsolescence or when the net realizable value of inventory is less than the carrying value. For the three and nine months ended September 30, 2018, the Company did not record write-downs related to inventory in cost of sales.

Amendment 1 Form 10-Q for Fiscal Quarter Ended June 30, 2018

3.	Please file a report under Item 4.02(a) of Form 8-K regarding non-reliance on previously issued unaudited interim financial statements for the fiscal quarter ended June 30, 2018.

Response:

The Company respectfully advises the Staff that it filed a report under Item 4.02(a) of Form 8-K regarding non-reliance on the previously issued unaudited interim financial statements for the fiscal quarter ended June 30, 2018 with the Securities and Exchange Commission on November 6, 2018 in accordance with the Staff’s comment.

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ Thomas Gingerich
Thomas Gingerich
Chief Financial Officer

cc.	Darrin M. Ocasio, Esq.
Sichenzia Ross Ference LLP

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